Mail Stop 3561

August 4, 2008

Mr. Joseph Domino
President and Chief Executive Officer
Entergy Texas, Inc.
350 Pine Street
Beaumont, Texas 77701

> **Re: Entergy Texas, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed July 15, 2008**
> **Form 10-Q**
> **Filed June 27, 2008**
> **File No. 0-53134**

Dear Mr. Domino:

We have reviewed your response dated July 15, 2008 to our comment letter dated April 11, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10

Consolidated Income Statements, page 50

1.   We have reviewed your response to comment 11 in our letter dated April 11, 2008 and the revisions to your disclosure. We believe the credit is material relative to other income. Please separately present this item on the face of your income statement or provide disclosure as to its amount and nature in the notes to your financial statements.

<u>Note 3. Income Taxes, page 68</u>

2.   We have reviewed your response to comment 15 in our letter dated April 11, 2008. We are not clear on the interplay between customer advances and the deferred tax accounts. Please explain to us in further detail the terms of the Entergy Gulf States, Inc. separation agreement as it relates to customer advances and tell us the tax treatment. Ensure you explain in detail why the balance sheet reflects no net activity in deferred taxes with respect to customer advances. To the extent you believe it would help our understanding, please provide us with example journal entries to illustrate how you account for customer advances and the settlement with Entergy Gulf States Louisiana.

<u>Form 10-Q for Fiscal Quarter Ended March 31, 2008</u>

<u>Exhibits 31(a) and 31(b)</u>

3.   Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. Accordingly, in future filings, please add the parenthetical language that has been deleted from paragraph 4(d) of your certifications.

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or, in her absence, James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3725, with any other questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Paul A. Castanon, Esq.
    Facsimile (281) 297-5311